[Brookdale Senior Living Letterhead]

March 3, 2008

Via EDGAR & Overnight Courier

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Brookdale Senior Living Inc.
Definitive Schedule 14A
Filed April 27, 2007

Dear Ms. Krebs:

Reference is hereby made to my letter dated February 6, 2008 containing the response of Brookdale Senior Living Inc. (the “Company”) to the staff’s additional comment set forth in your letter dated January 14, 2008 (the “Comment Letter”).  On behalf of the Company, I hereby submit this letter in response to the staff’s request for further clarification of the Company’s response contained in my February 6, 2008 letter.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the subject filing, and that staff comments or changes to such disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In its previous response, the Company indicated that the Company intends to revise its disclosure in future filings to include disclosure of the performance targets associated with the Company’s compensation plans for named executive officers for completed periods, unless a particular performance target is based on a non-public metric.  The Company would like to clarify its response based on recent discussions between the staff and representatives of the Company.

The performance targets utilized by the Company for its 2007 compensation plans for named executive officers were based entirely on the Company’s Cash From Facility Operations (“CFFO”), a publicly disclosed metric.  The Company hereby confirms that it intends to publicly disclose in its upcoming proxy statement for the 2008 Annual Meeting of Stockholders the specific numerical CFFO performance targets associated with its 2007 named executive officer compensation plans.

Although the Company intends to disclose on a prospective basis any performance targets for completed periods that are based on publicly disclosed metrics (such as CFFO), the Company may choose to omit disclosure of a particular performance target that is based on a non-public metric (to the extent that the Company chooses to utilize such a target in its future compensation plans).  In that event, the Company would provide (upon request by the staff) an analysis as to why such target constitutes confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company.

Please do not hesitate to contact me at (615) 221-2250 if you have any questions or further comments.

Sincerely,

/s/ T. Andrew Smith

T. Andrew Smith
Executive Vice President, General Counsel
and Secretary